Exhibit 12.1
SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Predecessor				Predecessor	Successor
	Year Ended December 31,				January 1, 2016 to April 22, 2016	April 23, 2016 to December 31, 2016
	2012	2013	2014	2015
EARNINGS AVAILABLE FOR FIXED CHARGES
INCOME/ (LOSS) BEFORE INCOME TAXES	37,773	198	(433,470)	(1,734,514)	851,611	(156,288)
PLUS FIXED CHARGES	66,180	77,636	79,019	81,600	13,517	16,140
LESS CAPITALIZED INTEREST	(7,890)	(7,223)	(5,024)	(4,893)	0	(537)
EARNINGS AVAILABLE FOR FIXED CHARGES	96,063	70,611	(359,475)	(1,657,807)	865,128	(140,685)
FIXED CHARGES
INTEREST EXPENSE	57,303	69,382	73,207	75,870	13,347	15,310
CAPITALIZED INTEREST	7,890	7,223	5,024	4,893	0	537
INTEREST COMPONENT OF RENT	987	1,031	788	837	170	293
	66,180	77,636	79,019	81,600	13,517	16,140
RATIO OF EARNINGS TO FIXED CHARGES	1.45	0.91	—	—	64.00	—
Amount needed for a “break-even” ratio earnings			438,494	1,739,407		156,825
For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the non-cash charge incurred in 2015 caused by the write-downs in the carrying value of oil and gas properties, 2015 earnings were insufficient by $1.74 billion to cover fixed charges.